EXHIBIT 99.7
The Kroger Company
The Kroger Co. Investor Call
November 11, 2015 at 11:00 a.m. Eastern

CORPORATE PARTICIPANTS Cindy Holmes - Director, Investor Relations Mike Schlotman - Executive Vice President, Chief Financial Officer Tim Terrell - Vice President of Capital Management

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

PRESENTATION

Operator
Good morning, and welcome to the Kroger Company Investor Conference call.  All participants will be in listen-only mode.  Should you need assistance, please signal a conference specialist by pressing the star key followed by zero.

After today’s presentation there will be an opportunity to ask questions.  To ask a question, you may press star then one on your telephone keypad.  To withdraw your question, please press star then two.  Please note this event is being recorded.

I would now like to turn the conference over to Cindy Holmes, Director of Investor Relations.  Please go ahead.

Cindy Holmes
Thank you, Laura.  Good morning, and thank you for joining us on short notice today.  Before we begin, I want to remind you that today’s discussion will include forward-looking statements.  We want to caution you that such statements are predictions, and actual events or results can differ materially.  And none of these statements constitutes an offer to sell any securities.

A detailed discussion of the many factors that we believe may have a material effect on our business on an ongoing basis is contained in our SEC filings.  But, Kroger assumes no obligation to update that information.

Both our press release and our prepared remarks from this conference call will be available on our website at ir.kroger.com.  After our prepared remarks, we look forward to taking your questions.  We ask that you please limit yourself to one question and one follow-up question if necessary.

I’ll now turn the call over to Mike Schlotman, Kroger’s Executive Vice President and Chief Financial Officer.  Mike.

Mike Schlotman
Thanks, Cindy, and good morning, everyone.  Before I begin with our prepared comments, I wanted to thank all the veterans on today, which is Veteran’s Day, for their service to the country.  We know we’ve hired more than 32,000 veterans since 2009.  And in fact, on September 15th, we had a hiring day for veterans and on that day alone, hired over 2,000 veterans and their family members.  So, we’re proud to have these folks working for us, and we’re proud for all they’ve done to serve our country.

As we announced this morning, Roundy’s Inc. and Kroger will be merging in a transaction valued at approximately $800 million.  We are excited to welcome Roundy’s to the Kroger family of companies.  Like Kroger, Roundy’s talented team of associates is committed to putting the customer first.  And by combining our financial strength with Roundy’s outstanding people and store locations, we see significant potential for growth in both the Roundy’s home state of Wisconsin and in the Chicago area.

As Rodney in our press release this morning, we have great admiration for what Bob Mariano has accomplished with the Mariano’s banners in Chicago, effectively entering a new market organically, and creating a successful urban format that customers love.  We expect to learn from these accomplishments to further Kroger’s penetration into urban markets.

Roundy’s expands Kroger’s footprint to several new contiguous markets, such as Milwaukee, Madison,

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

and Northern Wisconsin, which are severed under Pick ‘n Save, Cobbs, and the Metro Market banners.  The transaction also establishes a greater presence for Kroger in the Chicago area with 34 Mariano’s locations.  Roundy’s has a total store count of 151 stores, including 101 pharmacies, 2 existing distribution centers, and one commissary to provide infrastructure support.

Kroger has a long history of successfully integrating with merger partners, sharing the best of what each company has to offer while maintaining and enhancing district traits or brands that has made each great.  This is evidenced not only by our major mergers with Dillions in 1983 and Fred Meyer 1999, but more recently with Harris Teeter in 2014.

This merger is consistent with our growth strategy to enter new markets and fill in existing markets, and is similar to our previous transactions in a number of ways.  Roundy’s has a solid market share in Wisconsin, and we plan to invest to grow the business.  Mariano’s is among the best stores in the United States with a strong customer connection.  And as with previous mergers, both parties bring something to the transaction.

Mariano’s has the unique urban format, and a great connection with customers.  We expect to share best practices across all the banners, and make improvements where it makes sense.

Kroger brings cost leverage and scale in systems, procurement, and manufacturing, plus our loyalty card, Insights, to benefit customers.  We are confident that combining Kroger’s advantages with Roundy’s capable and knowledgeable associates and superior store locations we can grow the business over time.

Now, I’ll discuss Roundy’s operations in more detail, and how we think about their markets and customers.

As I mentioned previously, Roundy’s operates a total of 151 stories, 101 of which have pharmacies.  Looking more closely to their footprint, there are 88 Pick ‘n Save stores, primarily in Milwaukee, but also in Racine, Oshkosh, Kenosha, and Fond du Lac; 15 Cobb stores in Madison, Central and Northern Wisconsin; 4 Metro Market stores, one each in downtown Milwaukee, Brookfield, Madison, and Mequon, and 34 Mariano’s stores in Chicagoland.  The Mariano’s locations will complement the 13 no frills warehouse format stores Kroger operates in Chicago under the Food 4 Less banner.  We expect to be able to secure regulatory approval quickly.

Roundy’s operates two distribution center and one commissary in Wisconsin.  The company employs over 22,000 associates, and had revenues of nearly $4 billion for the fiscal year ended January 3, 2015.  As you know, we take integration very seriously, and we’ll work diligently together to develop plans to capture all the benefits of a transaction for Kroger, Roundy’s, our shareholders, associates, customers, and the communities we serve.

Following closing, Roundy’s will continue to operate stores as a subsidiary of the Kroger Co, and continue to be led by key members of Roundy’s senior management team.

I realize that many of Roundy’s associates will be curious about the plans for their stores and markets.  While there are operational questions that will be answered in the coming months, we see Roundy’s as a strong merchant and expect to grow their franchises just as we expect to grow the Kroger franchise.  We have no plans to close stores, and associates will have employment opportunities with both companies.  We will examine everything in the context of the company’s growth, and we’ll be in a position to share more about our plans when the transaction closes.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Finally, I will outline the financial elements of the proposed merger.   Under the terms of the merger agreement, which has been unanimously approved by both boards of directors, Kroger will purchase all outstanding shares of Roundy’s for $3.60 per share in cash. The transaction represents a premium of approximately 65% to Roundy’s closing price yesterday.

Kroger will commence a tender offer for all the outstanding shares of Roundy’s common stock.  The transaction is subject to Roundy’s shareholders tendering at a least a majority of the shares of Roundy’s common stock in the tender offer, certain regulatory approvals and other customary closing conditions.  Willis Stein & Partners and its affiliates, holders of approximately 7% of the outstanding shares of Roundy’s common stock, have agreed to tender their shares.  We expect to close this transaction by the end of the 2015 calendar year.

Kroger will finance the transaction with debt, and plans to refinance Roundy’s existing debt based on market conditions.  Consistent with Kroger’s long-term commitment of returning cash to shareholders, Kroger intends to continue its quarterly dividend and share repurchase program while managing free cash flow to reduce the leverage taken on in connection with this merger.  Although the company’s debt-to-EBITDA ratio will increase at the time the merger closes, Kroger expects the ratio to remain within the two to 2.5 times, which is where we target it.  We are committed to maintaining our current investment grade rating.

Kroger expects the deal to be slightly accretive in the first full year after closing, excluding merger-related expenses.  The transaction will have no effect on Kroger’s current long-term net earnings per diluted share growth rate of 8% to 11% plus a growing dividend.  Kroger expects to achieve synergies of approximately $40 million over time, and anticipates that most of these savings will be reinvested to the benefit of Roundy’s customers and to grow revenues, which will then benefit our shareholders.

Kroger has a strong history of achieving synergy goals.  Being patient in achieving those goals reduces the risk of the transaction, and sets the stage for sustainable growth.

In summary, the combined organization will operate 2,774 supermarkets, and employ over 422,000 associates across 35 states and the District of Columbia.  The Kroger team is excited about this opportunity to work together with Roundy’s to invest in Roundy’s people and communities, to grow customer loyalty and revenues over the next several years.  I’m now happy to take your questions.

QUESTIONS AND ANSWERS

Operator
At this time, we will begin the question and answer session.  To ask a question, you may press star then one on your telephone keypad.  If you are using a speakerphone, please pick up your handset before pressing the keys.  To withdraw your question, please press star then two.  At this time, we will pause momentarily to assemble our roster.

And our first question will come from John Heinbockel of Guggenheim Securities.

John Heinbockel
So, Mike, two things.  First, just strategically, do you guys envision Bob’s role just running Roundy’s directly, or something more significant longer-term?  I know he’s 65, but I think about his merchandising skills and that certainly can help the entire company.

And then, what do you think, particularly maybe on the fresh side, you pick up here that you didn’t have with Harris Teeter?  Is it simply urban versus more suburban?

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Mike Schlotman
Well, first on Bob, he is very energized and excited by this transaction, and he is excited to become part of our team.  I wouldn’t venture to guess what his future role will be.  We’re clearly going to need him to help drive the results we expect to get both in Chicago and as we make investments in Wisconsin, be part of bringing that team together to driving better sale results, as well as a better experience for not only our customers, but our associates as well.

From a fresh standpoint, John, I think when you go to the stores in Chicago, there are a lot of interesting things that Bob and his team have done in Chicago.  Fred and his team have done a lot of interesting things with their urban formats and Harris Teeter.  And just like we’ve picked up things from Harris Teeter, I think there’ll be incremental ideas and processes we can pick up from Bob and what he’s done in Chicago.

Some of the unique things they do; for instance, some of their coffee shops, they have a local roaster come in to the stores and run the coffee shop.  That’s the same guy that people see down the street.  So, they have a big focus on finding that local feel inside the store so that it’s more than just a grocery store.  It’s an experience of other opportunities that are in and around the neighborhoods.

We’ve done that a little bit in a few Kroger stores.  There’s a couple in our Indianapolis division.  There’s one in Lexington where we have almost a food truck kind of feel inside the store where these local merchants have a section of the store where they have their product available for purchase by our customers.  And this, I think, we had the opportunity to take that to another level.

John Heinbockel
All right.  Then secondly, more tactically, obviously their EBITDA was down in the last quarter.  The environment is difficult competitively.  But, do you think, and you made the comment of reinvesting the synergies.  Are the margins too high today in that market for that in particularly?  So, that needs to be reset perhaps.  And then going forward, I guess you would expect most of the EBITDA growth, even with that kind of market share, to come from top line, and I guess in Wisconsin, a lot of it would come from additional incremental share.  Is that fair?

Mike Schlotman
John, when we look at where Roundy’s is, it feels very similar to a journey we’ve been on for the last 10 or 12 years with our Customer First journey.  They aren’t starting at the beginning of where we started our Customer First journey.  They’ve made some investments in price.  I would say from a competitive pricing standpoint, they’re in better position today than when we started our Customer First journey.

So, there will be some investment in all four keys of the Customer First - people, product, shopping experience, and price.  We clearly see a path where we can grow revenue, particularly in Wisconsin with the number of stores they have.  We’re thrilled with the real estate sites.  They’re well situated.  Over 80% of these sites we would rate A or B+.  So, it’s great real estate.

We may need to invest some in infrastructure, may need to invest some in some more hours in some of the service departments, but those are things we know how to do and can do.  We’re just really thrilled with this opportunity, joining with Bob.

And you look at markets like Milwaukee and Madison.  They feel like other markets that Kroger operates in today in the Midwest, whether it’s Indianapolis, or Columbus, or Louisville.  It just feels like home almost when you’re there making the stores.  Just the values of the people, the way they live and go about their daily lives, what we do should resonate very well with them.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

John Heinbockel
Okay.  Thank you.

Mike Schlotman
You bet, John.

Operator
And the next question will come from Edward Kelly of Credit Suisse.

Judah Frommer
Hi, guys.  This is actually Judah on for Ed.  On the synergies, following up there, the $40 million, do you have any preliminary expectations on how much is it investment in price versus labor, or kind of ballpark there?

Mike Schlotman
Well, of course we do.  Of course, I won’t go into that on the call.  We obviously need to—a lot of those are done from our view of things, and where we think we need to go.  Once we get regulatory approval and get this closed, which will be very fast in our judgement because we really aren’t in these markets with this kind of a footprint, not in Wisconsin at all.

We think we’ll be able to hit the ground running very quickly.  Bob knows investments he wants to make.  As you know, they’ve launched the Wisconsin Proud program recently where they took some pricing investments.  He’s been somewhat hamstrung with the leverage they’ve had on their balance sheet to do everything he would have wanted to do.  So, I think Bob has a pretty good feel of exactly what he wants to do.

We’ll also identify some stores, and go in and refresh some of their footprint in Madison and Milwaukee so the customer understands what we’re going to stand for in the future.  So, I’m real excited about the opportunity.

Judah Frommer
Okay.  And for Mariano’s, do you have expectations around plans for additional expansion within Chicago, and maybe going outside of the Chicago area, which I know Bob was kind of hesitant to do in the near-term?

Mike Schlotman
Yeah, again, I think Bob has a well formulated plan of what he wants to do.  He’s also been living with the reality of what he could do with the free cash flow that we generate on an annual basis.  And again, I would look at that the same way as I would look at Wisconsin and how we’ll make investments there.

We’ll develop a solid plan for both the Chicago market and the Wisconsin market.  And we feel we have ample dollars built into our model to be able to support growth in both store count and revenue in both markets.

Judah Frommer
Okay.  Great.  Thank you.

Mike Schlotman
You bet.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Operator
And next, we have a question from Karen Short of Deutsche Bank.

Karen Short
Hi.  I have a couple of questions.  Just looking at Roundy’s, I mean I see your $40 million number in the press release, but I’m curious just about overhead elimination in terms of the Roundy’s banner in general.  I mean it would seem to me that there’s considerable overhead that may go away so that your estimates are somewhat conservative on the accretion.

Mike Schlotman
Yeah.  You always think we’re conservative though, Karen.

Karen Short
Yeah, Krogy’s conservative.

Mike Schlotman
Is that it?  Is that it?  Yeah.  I’m started to say Kroger and Roundy’s at the same didn’t I?

I wouldn’t go down the path of overhead elimination because as we step back and look at this, we want to make sure we have the right focus on the stores in Wisconsin as well, and there could be some shifting of folks, of how we are on the ground on a daily basis.  Our structure of how we manage our stores is a little bit different than them.  We would have perhaps more folks in some of our district teams making sure that the stores are running the way we want them to run.

And some of the overhead could be a reallocation that we believe will drive better store conditions on a regular basis, which will ultimately lead to better sales results, which will ultimately lead to better EBITDA generation.  So, some of that’s up in the air right now, and it’s way too early to speculate on overhead.

Karen Short
Okay.  And then, I guess just looking at the legacy conventional banners, I mean obviously we all see what the comps are, and Roundy’s had more recently been giving us comps at both banners.  And it’s clear that the conventional are struggling.  It partly seems to be a competitive issue.  So, I guess can you maybe help us get comfortable with why—what you think you can do?  And I appreciate it might have been a balance sheet issue from Bob’s perspective in terms of being restricted on his abilities.

Mike Schlotman
Karen, in many respects, when I talk to their team and I’m in Wisconsin, I kind of feel like Kroger did in the early part of the century as we were facing a lot of Wal-Marts coming into our markets, and our results were struggling.  Certainly sales were struggling.  And until we stepped back and created the Customer First strategy with the four prongs that’s when things really turned around.

Now, they’ve made some price moves.  There will probably be more.  As I said, they’re not as far off the market as we were when we started the journey.  But, this feels very much like—if you think about this, it’s one Kroger division that’s just going to begin the Customer First journey about a third of the way into it.  And that’s what gives us the comfort is they have started to make strides.

We need to spend some money in the stores, inside the stores, some capital money.  That’s built in.  Bob’s helping us understand where we should spend that first to get the biggest bang.  They do have a loyalty card.  So, the richness of the data, we think, is going to be very robust.  We’ll be able to immediately run that through the algorithms that 84.51 brings to us, and hopefully get some of the same

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

benefit and results out of understanding their customer data the same way we understand our customer data.

So, there’s a lot of similarities to the journey we’ve been on, and that’s one of the things that gives us such comfort, being able to—nobody has said it yet and the first three of you have been very kind.  This is closer to a fixer upper that we said we’ve never done, but we also would say the first thing we look at is people and their values and the way they want to treat customers and associates.  We check that box.  The second one that’s most important is the real estate in the right location, and we love where the real estate is.

We know how to help them, and they know what they need to do and we’ll have the financial wherewithal to help them make the investments that they’ve just been making slowly because of the constraints they’ve had.

Karen Short
Okay.  That’s really helpful.  And just last quick question; can you remind me how many stores that Mariano’s are currently committed to like in the pipeline?  Is it five, or is it several more than that?

Mike Schlotman
I don’t have that number handy with me.  I’m actually not in Cincinnati today.  Tim, do you have that?  I know Tim Terrell’s on the line in Cincinnati.  Do you have that number, Tim, by chance?

Tim Terrell
Mike, I think that we don’t have the exact commitment, but clearly, they’ve got three that will certainly open next year, and I think there are two right behind.  Whether those are formally committed or not, I don’t know.

Mike Schlotman
So, it’s a single digit number, but Bob also knows where he wants to put some so.

Karen Short
Great.  Thank you.

Mike Schlotman
Yep.

Operator
And the next question is from Priya Ohri-Jupta of Barclays.

Priya Ohri-Jupta
Great.  Thank you so much for taking the question.  Mike, just wanted to see if we could get a little bit more detail around the debt financing for the transaction.  As I understand it, Roundy’s does have some bonds in place that are not callable until late next year.  The rest of their debt is term loan.  Should we think about you guys sort of looking to finance the bulk of this in the long-term debt capital markets before year-end or closing, or are you anticipating to just use short-term borrowings through the CP market to address some of the refinancing needs as they come up?  Thanks.

Mike Schlotman
Yeah.  We certainly have the capacity under our credit facility to issue commercial paper to be able to execute the closing by the end of the year.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

When we look at the debt, I would say that the term loan and things like that will be refinanced quickly.  I believe the bonds have call options with a slight premium that actually start this December.  They are secured with some liens against things.  So, we want to be careful not to get debt like that into the Kroger capital structure.

So, I would expect to see us to figure out how to refinance their debt in the very near-term.  I won’t rush to the market—ultimately, I’ll issue long-term debt, but I won’t rush to the market to do it if the market is a little choppy ‘cause I do have plenty of dry powder in my revolver at a very great rate, and I’ll refinance the debt over the time when the market conditions are right for it.

Priya Ohri-Jupta
That’s very helpful.  Thank you.

Mike Schlotman
Yep.

Operator
And the next question comes from Rupesh Parikh of Oppenheimer.

Rupesh Parikh
Thanks for taking my question.  So, Mike, I wanted to delve further into maybe on the [indiscernible] diving side.  If you can maybe help us understand how penetrated Roundy’s is in natural, organic and private label versus Kroger.

Mike Schlotman
They have a good offering of both.  They use a third party for most of their private label.  We think the private label area is something that can be beneficial.  I would be surprised if early on in this process a banner like Private Selection and Simple Truth wouldn’t be some labels that we would look at getting into both banners relatively quick.  I would say most of those conversations and thought processes, now that the merger has started, we can start having some high level conversations about those kinds of things.

Certainly when you look at the Mariano’s stores, there’s a big emphasis on fresh and natural and organic kinds of product.  And we know how well that product resonates with customers.  Love the fact that they have the richness of the data of their loyalty card to be able to understand what their customers are buying inside the store.  But even more importantly, what they aren’t buying, and how to make sure that what they aren’t buying, that we know they’re probably buying somewhere, that we can figure out a way to make sure they know we’re going to have that product and it’s going to be high quality at a good price.

So, we love the fact that they have that card that’s going to help us understand that.

Rupesh Parikh
Okay.  Great, and one more question I had.  As you look at Kroger store base, what portion of that base would you consider as urban stores?

Mike Schlotman
Oh, gosh.

Rupesh Parikh
I’m just trying to get a sense of the benefits you see, or what could be transported to maybe some of your other locations.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Mike Schlotman
Well, there’s urban and then—there’s lots of stores.  This isn’t just urban.  Some of this offering will play well in the right suburban stores too ‘cause there’s parts of suburbs that feel more urban the way some of these planned developments have happened.  I would venture it’s several hundred stores that some of this kind of offering could wind up in.

The other thing is is if we take the learnings of Harris Teeter and their urban stores and certainly what they’re doing with Charlotte with a couple as well as the DC/Baltimore area, add to that the learnings that we’ll get from Mariano’s, it does open up the possibility for urban stores in other markets as well where we may not have them.  And that’s as exciting as being able to take some of the learnings to existing stores.

Rupesh Parikh
Thank you.

Mike Schlotman
Yep.

Operator
And our next question comes from Andrew Wolf of BB&T Capital Markets.

Andrew Wolf
Hi.  Good morning.

Mike Schlotman
Hi, Andy.  Good morning.

Andrew Wolf
On the—what you just said about taking, potentially taking Mariano’s concept to urban markets where you don’t have stores, so are you talking about places where you literally don’t have stores, or places like LA where you could also have stores, but could put in the Mariano’s concept, or are you thinking of potentially building?  I know it’s early on, but I’m just trying to clarify.

Mike Schlotman
Yeah.  I would say it could potentially be either.  There are still a lot of markets we aren’t in, and we continue to look at new markets to enter, either organically or through M&A.  But, I look at a market like Cincinnati where the urban core is growing in a big way, and the number of people moving back downtown.  We really don’t have a store in the urban center that would be the kind of store that the folks would want to shop in.  There’s one—there’s a great store a couple of miles away, but these folks like to buy product.  If they’re going to eat at home on Thursday and they decide that at 3:00, they would prefer to walk down the street to their store.  And I think a lot of these learnings will allow us to understand how to satisfy that kind of customer’s need.

Andrew Wolf
Thank you.  And the other question I wanted to see if you would talk about is during your due diligence, did you kind of take sort of a sum of the parts view, Mariano’s as being very distinct from the core Pick ‘n Save, and the Wisconsin banners?  So first of all, yes or no.  And if so, could you share a little bit, not the numbers itself, but maybe a sense of the variance between the two in terms of you would value them.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Mike Schlotman
Well, we’re excited with both pieces of this chain.  And they both bring something to the party.  When I look at Wisconsin and the 120, around 120 stores, just under that, in Wisconsin, and the opportunity to grow that footprint and both the sales in the existing footprint and perhaps the footprint overall, is a very exciting piece of this.  When we get their sales turned around and they become positive in Wisconsin, that could be a very—that will be a very positive piece of the return of this deal.  That’s one of the reasons why this will be slightly accretive early on.  And as our investments mature, we would expect it to be a bigger contributor out into the future.  But, we’re not going to force that issue early on knowing that there’s investments we want to make.

Andrew Wolf
Okay.  Thank you.

Mike Schlotman
Mm-hmm.

Operator
The next question is from Scott Mushkin of Wolfe Research.

Scott Mushkin
Hey, guys.  Thanks for taking my questions.

Mike Schlotman
Sure.

Scott Mushkin
So, my first one, Mike, is obviously the Mariano’s asset is a great asset, and I think your assessment is dead on.  I guess with the bonds, I think we’re trading before the acquisition about $0.56 on the dollar.  I guess why now, and why pay such a premium if the business was this tough and it looked like the bond market was saying maybe they weren’t working out.  They’d have to file.  So, I just wanted your insight on why now?  Why the premium?

Mike Schlotman
Well, I understand the headline premium looks very, very high.  Keep in mind when you’re trading at a number that starts with a two it doesn’t take much of an increase in the offer to make the premium sound very high on an equity basis.  It’s a significantly different looking premium when you look on an enterprise value basis of what they closed at yesterday and what they’re trading at today.  I think if you look at an EBITDA multiple, it’s reasonable compared to other deals that have transacted out there with or without synergies.

I think the “Why now” is sometimes these things just come together at a particular point in time.  And they still have very strong sales and market leadership in Wisconsin.  We know they’ve had some supercenters come in via both Wal-Mart and [indiscernible] out of Grand Rapids.  We’ve proven the ability to compete with those folks, and it’s just one of those things, that the deal happened when it happened.

And I know where the bonds were trading.  That’s only a couple hundred million dollars of the capital structure.  Most of the debt that’s out there is the term loan.  And it just felt like the right time.

And as you and I have talked over time, the people box was checked and the real estate location box

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

was checked, and it just came together now.  And we’re thrilled that it did, and Bob’s thrilled that it did.  And he’s energized and can’t wait to be able to execute some of the strategies that he’s done slowly, and we’ll enable him to do it a little bit faster.

Scott Mushkin
Oh, he’s getting a diamond in the rough with the Mariano’s.  So, that’s good stuff.

So my second question is you’re going to be a little bit over two times, I guess, once you close on the debt metrics.  And how do we think about other M&A?  I mean the business, the industry I should say, is clearly having some rough times; certainly certain operators.  We may see more assets come free maybe in the southeast, maybe in other places.  How do we think about other M&A now that we’ve done this transaction?

Mike Schlotman
Yeah.  We’ll still be comfortably inside our two to 2.2 times ratio.  Obviously, we’ve communicated with the rating agencies.  They understand what we’re doing.  They’ve asked a lot of the same questions you all have asked relative to this is a little bit different; why now.  But, a lot of this is things we’ve done.  Even the Harris Teeter deal; we’ve obviously invested a lot of money and pricing there.  So, it’s not unusual for us to merge with a chain that needs some price investment.

This one needs a little bit more investment in the infrastructure than some of the other deals we’ve done.  But again, we love the real estate locations, and just really excited for this to be part of the Kroger team.

Scott Mushkin
So, does it preclude further—

Mike Schlotman
I would say no.  We’re comfortably inside the two to 2.2 times.  Obviously with Harris Teeter, we went above 2.2 times, had the conversations with the rating agencies that we would manage our way back down to that ratio.  Did it in 12 months instead the 18 to 24 we promised them.  We’re very transparent with the rating agencies, with the level of cash flow we have.  We have the ability to move levers around, and make sure that if an opportunity comes up that we have the dry powder to take advantage of it.

Scott Mushkin
That’s perfect.  And then my third and final question, and I appreciate you taking them all, is Roundy’s is a little bit different than Harris Teeter.  You got the union in there.  They have a Central State Pension.  Any thoughts on that Central State Pension?  I know Roundy’s has been trying to do some work on that, and just kind of that attractiveness of that Wisconsin market given they’re losing population.  So, just kind of general thoughts.  I mean I think Chicago I get.  I think the Wisconsin one with the pension issue and some other things, can you maybe talk to that?

Mike Schlotman
Well, clearly we understand the pension issues as well as anybody and factored the obligations they have either on their balance sheet, or off their balance sheet into our valuation of the entity.  It was certainly built into our view of value.

And I wouldn’t shy away from the Wisconsin market.  There are still plenty of folks there, and still plenty of sales available.  And in my mind, I agree with your comment.  I don’t even know if I would call Mariano’s a diamond in the rough because we like a lot of what Bob’s done.  I think our ability to restore

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November 11, 2015 at 11:00 a.m. Eastern

the Wisconsin market to what it was a few years ago is the huge upside in this transaction, and we feel great about our opportunity to do that, particularly given the location of the stores, the store size, and the ability to do what we want inside the four walls.

Scott Mushkin
All right.  Perfect.  Thanks for taking my questions.

Mike Schlotman
You bet.

Operator
And the next question is from Vincent Sinisi of Morgan Stanley.

Vincent Sinisi
Hey, good morning, guys.  Thanks very much for taking my question.

Mike Schlotman
Uh-huh.

Vincent Sinisi
I wanted to ask, Mike, on your comments about the ability to grow revenues and potentially square footage as well within Wisconsin, if you look at the three banners, and Pick ‘n Save obviously being the largest of them, but are all three of them similar in terms of the level of investment, the level of kind of turning around that’s needed?  Is it more kind of the pricing and the merchandising, or is there any kind of physical store investment as well?  Maybe you could just kind of help us qualitatively think through the buckets of investment.

Mike Schlotman
Yeah.  I think there’ll be some of everything you mentioned.  There’ll be some investment in associates.  There’ll be some merchandising things that between us and Bob we’ll want to get done; certainly some investment in the physical assets themselves that we’ll wind up doing.

We want the folks of Wisconsin to understand that they’re going to have a different experience going forward, and hopefully a much better shopping experience.  I would tell you it’s not unlike 10 or 12 years with Kroger when we added the shopping experience [indiscernible].  I would tell you our customers today tell you the shopping experience at Kroger is dramatically different than it was 10 or 12 years ago.  And we hope to be able to export that to Wisconsin and get those customers as excited as the rest of the markets that we’re in today [indiscernible] those customers are.

Vincent Sinisi
Okay.  And then just as a—and that’s helpful.  Thank you.  Just as a quick follow-up, kind of can you give us a sense for when the conversations with Roundy’s started?  A while back, you had mentioned about Kroger at some point doing a new market and format kind of expansion.  Was this a thought at that point, or is this something that’s completely separate?

Mike Schlotman
Yeah.  I won’t go down that path.  I’ll let Roundy’s file the papers they have to file that will document the process.

Vincent Sinisi
Okay.  Fair enough.  Thanks, Mike.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Operator
And the next comes from Chuck Cerankosky of Northcoast Research.

Chuck Cerankosky
Good morning, everyone, and congratulations to Kroger on this pending transaction.

Mike Schlotman
Thanks.

Chuck Cerankosky
Hey, Mike, could you give us an idea of what the cadence, or pace might be of achieving that $40 million in synergy?  You said it’s over the long-term, but is that two to three years, or three to five, and how much comes early rather than late?

But also, it sounds like much of it is going to be supply chain opportunities.  Are those going to be, in fact, addressed first, and will they immediately be rolled into price and service before we see it helping the bottom line of the overall company?

Mike Schlotman
Yeah.  I won’t go too far on your question, Chuck.  But obviously having Harris Teeter experience very recent, it’s given us great insight to where we would expect to find some bigger dollars early on.  And we’re comfortable to be able to get a good number of dollars fairly quickly without any disruption to the people in the organization based on our learnings with Harris Teeter.  We’ve gotten a great amount of synergies out of that transaction, and there have been no headcount reductions at Harris Teeter.  And I think we’ll have the same experience here.

We know exactly where they are.  Some of its services.  Some of it’s being able to buy at different price levels.  There’s a litany of things, and places that we’ll wind up getting it.  You just think about—just start with the cost of being a public company that goes away.  That saves a chunk of money right off the top.

So, there are things like that that will happen pretty quickly that will enable us to hit the ground running.

Chuck Cerankosky
All right.  Thank you.

Mike Schlotman
Yep.

Operator
The next questions from Joe Edelscein of Stephens.

Joe Edelscein
Hi.  Good morning, everyone.

Mike Schlotman
Good morning.

Joe Edelscein
A lot of great questions and answers so far.  I was hoping that you could just come back to the real

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November 11, 2015 at 11:00 a.m. Eastern

estate, Mike.  You’ve mentioned that a number of times, just how pleased you are with how those locations look.  I’m curious; are there are opportunities to add some fuel stations, particularly to the legacy Roundy’s locations?  Probably not as applicable to the urban Mariano’s banners, but is this part of the overall strategy as well?  I know that you’ve been quite successful in the fuel business this far.

Mike Schlotman
I think as we go down the path of getting this merger closed and we develop the joint strategy with Bob and his team, the way I would look at it is everything we have in our arsenal will be on the table.  And we’ll deploy those items first that make the most sense, are going to resonate the most.

As we’ve rolled out fuel centers, it obviously has been good for Kroger.  We like the business.  Most of these stores are leased.  I wish they were owned, but most of them area leased.  So, that usually means from a fuel center standpoint you’re negotiating with landlords.  That in some cases is easier than others.

So, we’ll develop a strategy for everything that’s made Kroger what Kroger is today from the four legs of the Customer First strategy, from the use of 84.51, analyzing their customer data, and really all the different merchandising techniques we’ve done.  And we’ll deploy those as it makes sense, and we can do it.  You don’t want to overwhelm the people either, but you want to get going quickly.  So, it’s a fine balance there.

Joe Edelscein
That’s helpful.  And you also spoke to the pharmacies inside the stores.  Just how much opportunity do you have really as a combined entity now, potentially even accelerate the clinics that you’ve been putting into your stores?

Mike Schlotman
Yeah.  Well, they have 101 pharmacies, and we self-distribute pharmaceuticals, and that was a nice savings in the Harris Teeter transaction.  I would expect that to be one of the earlier buckets of synergy savings.

Relative to clinics, we don’t have clinics in every market.  We’re in the process right now of trying to dense up the markets where we are and get the right number.  Rather than using a shotgun approach of putting a few everywhere, we’re trying to do it more of a rifle shoot, to get this city done, then get this city done.  You get that core.  It becomes a business that you stand for not unlike fuel.  We don’t have fuel at every location, but customers figure out where the fuel is closest to their house so they can buy it, and I would look at clinics the same way.

There are plenty of other markets where we don’t have clinics yet either that at some point in time, I would think that would be on the table to discuss as well.

Joe Edelscein
Okay.  Sounds great, and good luck on the completion of the merger.

Mike Schlotman
Thanks.

Operator
And next, we have a question from Mark Wiltamuth of Jefferies.

Mark Wiltamuth
Hi, good morning.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Mike Schlotman
Hi, Mark.

Mark Wiltamuth
First, I just wanted to confirm that the $40 million of synergies is operational and kind of exclusive of savings you’ll get on interest expense from refinancing.

Mike Schlotman
Yeah.  It’s a little bit of everything.

Mark Wiltamuth
Okay.  And then, maybe just get your temperature—

Mike Schlotman
Keep in mind, Mark, if you just step back and did the math on interest expense, it winds up being pretty big.  One of the ways I want to think about it is when I look at the capital I’m going to invest in this market, I would be charging myself for the interest on that new investment.  So, if I spent $100 million of capital, I wouldn’t do that as interest free in the market.  I would “charge,” if you will, the division for that interest expense.

So, while it may go down a lot quickly, it’ll creep back up as I deploy capital in the market and give them an interest change if that makes sense.

Mark Wiltamuth
Right.  And then, maybe you could help us think about the reinvestment back into the business.  How much is this going to step on accretion?  You’re saying slightly accretive here in near-term, but could we get up to like a Harris Teeter level of accretion like a few years out?

Mike Schlotman
Yeah.  I’m not going to speculate out into the future.  We have a great work plan designed for the first couple of years to get the business reinvigorated, get the sales momentum back into Wisconsin stores.  And we do have bigger expectations out into the future, but I won’t go there at this point.

Mark Wiltamuth
Okay.  And just back to Mariano’s, do you think there’s an opportunity to take that entire business model and move it into other markets?  I mean that 5% EBITDA margin that they target is relatively low, and there is a pretty low center of store pricing strategy there.  Do you like the whole strategy they’ve got financially, or do you think you’ll just be picking and choosing the parts you like as you move forward?

Mike Schlotman
Yeah.  I think what makes us a little unique in how we do these is we try to figure out the best sum of the parts.  And my guess is as we deploy things, there’ll be facets that came from a Harris Teeter.  There’ll be facets that came from a Mariano’s.  There’ll be facets that came from a Kroger, or name the banner, Fresh Fare kind of store.  And we’re continually evolving our offering, and we don’t stand static.

I mean if you think about when we first did Marketplace stores and converted the stores after the Fred Meyer merger in Phoenix, and if you look at the Marketplace stores of today, they still say “Marketplace” on it, but they’re dramatically different as we learned over time.  And I would think about

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November 11, 2015 at 11:00 a.m. Eastern

how do we continue to evolve this kind of a format with now multiple different views of what works inside the format, making the sum of the parts what really resonates.

Mark Wiltamuth
Okay.  And then just strategically, do you think you’re going to be making more of a push into natural, organic, urban now that you have more tools in your tool chest?

Mike Schlotman
Rodney has often said this.  It’s probably safe to assume if there’s some kind of a format out there that seems successful you should assume we’re trying it, or testing it somewhere.  We just don’t talk about it.

Mark Wiltamuth
Okay.  Well, thank you very much.

Mike Schlotman
You bet.

Operator
The next question is from Meredith Adler of Barclays.

Meredith Adler
I was just about to remove my question because I guess I’ll just follow-up with Mark, just ask you; I had heard that Mariano’s provided a great customer experience, but wasn’t necessarily that profitable, but I don’t follow Roundy’s.  Is there something that you are particularly focused on to make that format more profitable, or just sharing your scale and best practices?

Mike Schlotman
I think it’s a little bit of all of that, Meredith.  And they’re burdened with the same overhead costs that anybody’s burdened with.  I mean when you think about 150 store chain being a public company, just taking that public company cost and burdening all the stores with it makes it tough, a tough environment to operate in.

Frankly, I think that’s one of the things Harris Teeter was going to start to run up against as Publix entered into Charlotte.  How could they as a couple hundred, 50 store chain make the investments they needed to make in Charlotte to compete against Publix as they came into that market and didn’t just give share away?  I think that’s one of the tipping points Harris Teeter had.  And when you’re the public company like that, take away the focus of Wall Street wondering how you’re going to do; just the overhead and expense of being a public company become quite a burden on just 150 stores.

My expense of a public company isn’t dramatically different.  It’s a little bit higher, but I get to spread it over 2,600 stores.  It’s like putting in a new computer system, our QVision system.  I couldn’t have afforded QVision if I was 150 chain store, or 150 store chain.  When I spread that over 2,600 stores, now almost 2,800 stores, those kinds of things become very, very affordable because the allocation to each store is so small and the benefit is so big that you can get a great return on those kinds of investments.  And I would expect things like that to happen not only in Chicago, but Wisconsin as well.

Meredith Adler
Okay.  Great.  Thank you.

Mike Schlotman
Yep.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Operator
The next question comes from Todd Duvick of Wells Fargo.

Todd Duvick
Hi, Mike.  Just a couple of balance sheet questions, follow-up from some previous questions.  Given that the $800 million acquisition is going to elevate your leverage, but keep it within the range, should we expect all $800 million to be termed out in the debt capital markets, or just a portion?

Mike Schlotman
I would say we had a bond—we, Kroger, had a bond that matured here recently that we paid off with commercial paper as well.  And we’ll develop a strategy for how much of that and this we’ll term out.  I like keeping a fair amount on my commercial paper out there.  I like being in the market on a regular basis with commercial paper.  It’s obviously my cheapest form of debt and, yeah, I realize some day interest rates are going to go up, but commercial paper will still probably for a very long time be my cheapest form of debt.

So, we like to make sure that we are exposed all the way along the maturity curve, and we’ll be pretty thoughtful about where we place this debt, one, from an annual amount of maturities, as well as making sure that we’re exposed to different spots on the yield curve.

Todd Duvick
Okay.  That’s helpful.  And then in terms of timing, most likely this transaction is going to close by the end of the year if it goes as planned.  We’re probably going to be looking for you in the market sometime after the first of the year.  Is that a reasonable expectation?

Mike Schlotman
Yeah.  I’ll be non-committal in exactly when we’ll access the market.

Todd Duvick
Fair enough.  Thank you.

Mike Schlotman
Yep.

Operator
The next question comes from Filippe Goossens of MUFG.

Filippe Goossens
Yes.  Good morning, Mike.  Thanks for taking my question.  I actually have a two-part question.  And the first one actually has been answered already through your comments this morning.

Basically, what I was trying to ascertain was to what an extent the acquisition of Roundy’s was driven by strategic reasons, i.e. get into the urban market format, or strengthen your present Chicago market versus a turnaround story because historically, you have not really done turnaround stories.  So, I think this one probably is a little bit of a mix of both objectives.  Is that a correct assessment for that question, Mike?

Mike Schlotman
It’s a little bit of a mix.  I would agree with that.  But, again, I go back to the real estate in Wisconsin.

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November 11, 2015 at 11:00 a.m. Eastern

And let’s say I decided I wanted to enter Wisconsin as a new market, or Milwaukee, just Milwaukee as a new market as we’ve talked about going into new markets.  The amount of time it would take for me to get 88 locations, I think that’s what they have, in Milwaukee.  The Pick ‘n Saves, there’s 88 of them.  The time it would take me to get 88 stores and the ability to get them located where they’ve been located for a very long time would take quite a while.

When you go into a new market, you usually lose a little bit of money early on because you’re entering the market.  You have a lot of overhead.  You have one store.  So, if I put an ad in the street, it’s the same price to put an ad in the street for one store or 88 stores.

So, we look at this as we’re going into these markets as a new market, but we’re going in with a $4 billion book of business, great market share, and some EBITDA already.  And we feel we can grow from here.

Filippe Goossens
Great.  And then my second question, Mike, a little bit more holistic I would say in nature, and kind of piggybacking on an earlier question from somebody.  With regard to future M&A interest, if I look at your portfolio, Mike, am I correct to recall that right now, you only have kind of one format that kind of comes close to a limited assortment store format, i.e. Food 4 Less?  And the reason I’m asking is yesterday, I picked up in the European press that [indiscernible] has set up a headquarters in Arlington, Virginia, planning to open their first stores in 2018 [indiscernible] and then growing very quickly thereafter.

Now, if we’ve seen, or if we observed what they have done together with all the end UK markets where they have now an 8% market share and have really caught some headaches, I guess, for the incumbent traditional supermarket, is that a format that could be of interest for you.  You’ve been very successful on the natural food side with the Simple Truth label.  Do you also envision that at some point in time you may do something on the more limited assortment side of the market?

Mike Schlotman
Well, as I said in response to, I think, Mark’s question, it’s probably safe to assume if there’s something out there we’ve been trying it.  We actually have 30-some what we call ruler stores that are limited assortment that we continue to try to understand what’s the right offering, and the right customer acceptance of those models.  We’ve obviously competed against Save A Lot for a very long time and compete against a significant number of ALDIs already.  We’ve been very aware of the fact that Leedle [ph] has brought the property in the Virginia area and [indiscernible] market.

We always build our business model assuming things aren’t going to get easier, that they’re probably going to continue to stay tough over time, and we face a lot of that kind of competition today.  And I don’t want to be dismissive of it because both ALDI and Leedle are great operators.  But, we understand what makes them tick, and we spend a lot of time not just in stores in the US, but worldwide, and we’re impressed with what they do, but again, we’ve continued to be successful in markets where we have a lot of ALDIs and Save A Lots already.

Filippe Goossens
Great.  Thank you so much for that insight, Mike.

Mike Schlotman
Yep.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Operator
And the next question comes from AJ Jain of Pivotal Research Group.

AJ Jain
Yeah.  Hi.  Good morning.  Thanks for taking my question.  My first question is just high level in terms of whether there’s been a shift in your acquisition strategy.  I think at the recent investor conference, I believe you mentioned that you weren’t really looking to enter markets since Harris Teeter offered an opportunity to expand into the DC market.  So, I think that recent commentary represented maybe a shift in your acquisition strategy compared to what was said back in 2012, during that investor conference.

So, do you have any feedback, Mike, on how Roundy’s might seem, at least on the surface, a little inconsistent, or might have a different profile compared to I think it was Rodney’s recent commentary on acquisition strategy.  So, I’m just wondering; are you being completely opportunistic at this point, or is there a clearly defined strategy?

Mike Schlotman
Let me try to tie all the different comments together, and I’m going to try to make sure everybody understands exactly what we’ve been trying to say because sometimes we think we’ve been crystal clear, but we know it can be subject to interpretation.

Back in 2012, we did say we were interested in entering some new markets organically.  Then the Harris Teeter opportunity came; certainly put going into a new market organically on the back burner.  They had DC as a new market, and we were learning a lot of how they went into that market as a new market organically before we were to go to one.

We continue to evaluate new markets organically.  What we have said since the Harris Teeter merger is that’s put it on a little bit of a back burner with that opportunity.  And as I said earlier in the call, when you have the opportunity to enter essentially two new markets, now really three or four new markets when you look at the Wisconsin market and you start out with a book of business of nearly $4 billion, the EBITDA that they generate already; while it’s new markets, it’s new markets with a little bit of momentum and a base of business behind it where you don’t start at zero and you’re going to throw off losses for a while when you enter a new market.

So, I honestly don’t feel as though we’ve been inconsistent.  I think the conversation has been about whether there’s an M&A opportunity, or whether we enter a new market organically.  I would say if anything, entering a new market organically each time we do a merger like this probably slows that thought process down a little because we want to make sure the merger is successful.  But, we’re not afraid to enter a new market via a merger like this.

AJ Jain
Okay.  That was very helpful and actually, it did tie everything together.  I had one follow-up.  So, I understand that you’re expecting this to be immediately accretive and so notwithstanding—

Mike Schlotman
Slightly.  Slightly accretive.  Don’t get too far out there.

AJ Jain
Okay, and you gave some guidance on the cost savings.  But, I’m just wondering if it could have a dampening effect on comps, and if that impact could be material since you mentioned it’s going to be much more of a fixer upper compared to Harris Teeter.  So, I’m just wondering so much of a hit you could take on comps and if there’s a need for heavy gross margin investment both near-term and long-term.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Lastly, if the $40 million of benefits; I just want to confirm if that’s a net number after accounting for any incremental price investments that you might need to make.  Thanks.

Mike Schlotman
Well, the $40 million would be gross synergies and relative to the effect on overall comps, clearly those have been negative for a while.  And as we report these comps, we haven’t talked about exactly how we’ll do it.  It’s going to represent between 4% and 5% of our business.  So, if they’re 3.5% negative, it may have a 15 or 20 basis point drag on my reported supermarket comps.  Tim, if you can check my math.  Trying to do math on an iPhone calculator and answer questions simultaneously.  I’m sure I’ve screwed it up.

So, I don’t think it’ll be a very big drag on the overall reported number.  And the whole goal here is to get their comps turned around and get them positive.

AJ Jain
Great.  Thank you.

Operator
And the next question comes from Stacie Rabinowitz of Consumer Edge Research.

Stacie Rabinowitz
I was just curious.  With more stores in the Chicago market and Chicago being such a consolidated geography, does that change how you’re thinking about what you might be testing in e-commerce and delivery versus pick-up?

Mike Schlotman
We have probably a test of everything going on in e-commerce when you think about [indiscernible] cost and online ordering delivered to home via that way, when you think about express lane at Harris Teeter, Click List at Kroger, or home delivery in the Denver market.  So, it’s safe to assume that we have things going on of all facets of this.

As Rodney said at the investor conference a couple of weeks ago, this isn’t an “or.”  It’s not shop in the store, or get home delivery.  We view it as “and” and we do believe we have to solve for how the customer wants to interact us on each shopping trip.  So, if they want to come to the store today, or if they want to drive by and have us put it in their cars, or if they want it delivered to their home, we believe we need to figure out a way to be able to address all of those needs for the customers.

Stacie Rabinowitz
Okay.  Do you think that need for in-home delivery is greater in Chicago than some of the other areas you guys are currently in?

Mike Schlotman
We’re not in Chicago.  So, I don’t want to pretend I know the Chicago market intimately.  Obviously, we’ve spent a lot of time there recently.  I would say that when you step back from it, the higher use areas are denser urban markets like a New York, like a Philadelphia, like a Chicago.  So, I would say that’s something that we’ll have Bob help us understand what his customers and now our customers in Chicago wants and needs are, and try to figure out a way to offer that to them.

Stacie Rabinowitz
Thank you.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Mike Schlotman
All right.  We have time for one more call.

Operator
Okay.  That final question will come from Joseph Feldman of Delsey Advisory Group.

Joseph Feldman
Hey, guys.  Thanks for taking the question.  Most of mine were answered, but I did want to follow-up no something about the required investment for the stores that are up there.  It sounds like Mariano’s are in very good shape, but the Wisconsin stores, and can you talk about how soon you’ll get in there to really start ramping up the actual store experience, and have you given thought to the level of expense that might be related to that?

Mike Schlotman
Well, we’re formulating a pretty detailed plan of where we would want to go and how, now, that this has been announced, we’ll start meeting with Bob and his team to formalize a joint plan.  We have a particular view perhaps of where we may want to go first.  We want to bounce that up against the people who have been running the stores and who know them better to make sure we haven’t missed the mark.

We certainly have the ability to quickly, I believe quickly take their customer data, run it through the logarithms that 84.51 has and see what that tells us about where their pockets of the most loyal customers are that we would want to give a better shopping experience to.

So, as all these different thoughts converge, one of the reasons that we expect this to be only slightly accretive early on, and we expect to reinvest a lot of these dollars is we would expect a fair amount of pace to this early on.

Joseph Feldman
Got it.  That’s helpful, and the rest of my questions were answered.  So, thanks, guys and good luck with it.

CONCLUSION

Mike Schlotman
Great.  Thanks very much, and as Cindy said in her opening comments, thanks for joining us on short notice.  And as always, thanks for the support you all give us every day.  And I would like to close, once again, thanking all the veterans out there for their service to the country.  Thanks very much and have a great day.

Operator
The conference has now concluded.  Thank you for attending today’s presentation.  You may now disconnect.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

Additional Information and Where to Find It
The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Roundy’s, Inc. (“Roundy’s”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and KS Merger Sub Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and Roundy’s will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Roundy’s are urged to read these documents carefully when they become available, because they will contain important information that holders of Roundy’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Roundy’s at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

Forward-Looking Statements

This document contains certain forward-looking statements about the future performance of Kroger. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "expect," "intend," "guidance,” “will" and similar words.  Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include the specific risk factors identified in "Risk Factors" and "Outlook" in Kroger’s annual report on Form 10-K for our last fiscal year and any subsequent filings, as well as the following:

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Kroger’s ability to achieve sales, earnings and cash flow goals may be affected by: labor negotiations or disputes; changes in the types and numbers of businesses that compete with Kroger; pricing and promotional activities of existing and new competitors, including non-traditional competitors, and the aggressiveness of that competition; Kroger’s response to these actions; the state of the economy, including interest rates, the inflationary and deflationary trends in certain commodities, and the unemployment rate; the effect that fuel costs have on consumer spending; volatility of fuel margins; changes in government-funded benefit programs; manufacturing commodity costs; diesel fuel costs related to Kroger’s logistics operations; trends in consumer spending; the extent to which Kroger’s customers exercise caution in their purchasing in response to economic conditions; the inconsistent pace of the economic recovery; changes in inflation or deflation in product and operating costs; stock repurchases; Kroger’s ability to retain pharmacy sales from third party payors; consolidation in the healthcare industry, including pharmacy benefit managers; Kroger’s ability to negotiate modifications to multi-employer pension plans; natural disasters or adverse weather conditions; the potential costs and risks associated with potential cyber-attacks or data security breaches; the success of Kroger’s future growth plans; and the successful integration of Harris Teeter and Roundy’s.  Kroger’s ability to achieve sales and earnings goals may also be affected by Kroger’s ability to manage the factors identified above.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern

●
Kroger’s ability to use cash flow to continue to repurchase shares, fund dividends, increase capital investments, and maintain Kroger’s investment grade debt rating could be affected by unanticipated increases in net total debt, Kroger’s inability to generate cash flow at the levels anticipated, and Kroger’s failure to generate expected earnings.

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Kroger’s commencement of a tender offer will be contingent upon the merger agreement not being terminated prior to the commencement of the offer.  The requirement to consummate the merger will be contingent upon the merger agreement being in effect and the conditions to the merger being satisfied or waived.  The closing of the transaction could fail to occur before the end of calendar year 2015 if the tender offer does not achieve the anticipated results, if the conditions to closing are not satisfied or are not satisfied in a timely manner, or if the merger agreement is terminated as provided in the agreement.

●	Kroger’s ability to finance the transaction with debt will depend on the availability of the debt markets, including commercial paper, our credit facility, and other sources of debt financing.

Kroger assumes no obligation to update the information contained herein. Please refer to Kroger's reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties.

The Kroger Company
November 11, 2015 at 11:00 a.m. Eastern